Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

14 March 2006

Reed Elsevier Announces Appointment of Lisa Hook as Non-Executive Director

Reed Elsevier announced today the appointment of Lisa A. Hook to the Boards of Reed Elsevier PLC and Reed Elsevier NV as a non-executive director, subject to shareholder approval at the respective Annual General Meetings on 18 and 19 April. She will also be appointed a non-executive director of Reed Elsevier Group plc.

Ms Hook, aged 48, has over 20 years of management experience in media, entertainment and information businesses. Until December 2004, she was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL she was a partner at Brera Capital, a New York based leveraged buyout fund and at Alpine Capital, a private equity fund focused on media and telecom investments. Previously she was a Vice President at Time Warner Inc. where she managed corporate transactions, mergers and acquisitions, and before that was Executive Vice President/Chief Operating Officer at Time Warner Telecom. She started her career at the US law firm of Hogan & Hartson, having graduated at Duke University and the Dickinson School of Law.

Ms Hook is a director of Covad Communications Inc. and K12 Inc., and is a member of the Board of Trustees of the National Public Radio Foundation.

Commenting on the appointment, Mr Jan Hommen, Chairman of Reed Elsevier, said : “Lisa Hook has extensive experience in media, entertainment and information businesses and will bring invaluable insights to our board discussions on Reed Elsevier’s strategic development. We are delighted to welcome her officially at our AGMs next month.”

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